1 May 2003


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA


03050883

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Enc.


RECEIVED
MAY 12 2003

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Severn Trent Plc
2.	Name of scheme:	Severn Trent (Executive) Share Option Scheme
3.	Period of return:	From 1 November 2002 to 30 April 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	456,922
5.	Number of shares issued/allotted under scheme during period:	36,934
6.	Balance under scheme not yet issued/allotted at end of period	419,988
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	750,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 23 February 1996 419,364 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing - 6 August 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

344,072,233 Ordinary Shares of 65 5/19 pence each

Contact for queries:

Name: David Chettle

Telephone: 0121 722 4543

Address: Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

Person making return

Name: Peter P Davies

Position: Group General Counsel and Company Secretary


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C.
155
SECTION

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Severn Trent Plc
2.	Name of scheme:	Severn Trent Sharesave Scheme
3.	Period of return:	From 1 November 2002 to 30 April 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,255,250
5.	Number of shares issued/allotted under scheme during period:	105,900
6.	Balance under scheme not yet issued/allotted at end of period	1,149,350
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,000,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 10 February 1997 3,000,000 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 26 March 1999 928,309 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing - 6 August 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

344,072,233 Ordinary Shares of 65 5/19 pence each

Contact for queries:	Address: Severn Trent Plc
Name: David Chettle	2297 Coventry Road, Birmingham B26 3PU
Telephone: 0121 722 4543	

Person making return

Name: Peter P Davies

Position: Group General Counsel and Company Secretary



SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C.
SECTION